SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)

of the Securities Exchange Act of 1934

Intervest Bancshares Corporation

(Name of Subject Company (issuer))

Intervest Bancshares Corporation

(Name of Filing Person (issuer and offeror))

Options to Acquire Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460927106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lowell S. Dansker

Chairman and Chief Executive Officer

Intervest Bancshares Corporation

New York, New York 10020-2002

(212) 218-2800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas E. Willett, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,085,000	$126.08

*	Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(l) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that we purchase options to acquire an aggregate of 330,196 shares of common stock at the applicable purchase price. This offer to purchase relates to (a) options to purchase 220,156 shares of common stock with exercise prices ranging from $2.55 to $7.50 per share, for which we will pay cash in an amount equal to (i) the number of shares subject to such options multiplied by (ii) the excess, if any, of (A) the Company Stock Price (as defined in the Agreement and Plan of Merger dated as of July 31, 2014, among Bank of the Ozarks, Inc., Bank of the Ozarks, Intervest Bancshares Corporation and Intervest National Bank) and as described in this Schedule TO, over (B) the applicable per share exercise price, and (b) options to purchase 110,040 shares of common stock with an exercise price of $17.10 per share, for which we will pay cash in an amount equal to (i) the number of shares subject to such options multiplied by (ii) $0.47. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Intervest Bancshares Corporation, a Delaware corporation (the “Company”), is filing this Tender Offer Statement on Schedule TO (the “Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase all outstanding options to purchase shares of the Company’s common stock issued under the Company’s Long-Term Incentive Plan (the “Options”) upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Intervest Bancshares Corporation Common Stock, dated December 23, 2014 (the “Offer to Purchase”). The Offer to Purchase attached hereto as Exhibit (a)(1)(i), the Election to Tender Eligible Options Pursuant to the Offer to Purchase attached hereto as Exhibit (a)(1)(ii), the Form of Notice of Withdrawal of Previously Tendered Options attached hereto as Exhibit (a)(1)(iii) and the Letter to Optionholders attached hereto as Exhibit (a)(1)(iv), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”

This Offer is being made in connection with the proposed merger (the “Merger”) of the Company with Bank of the Ozarks, Inc. (“Ozarks”) pursuant to that certain Agreement and Plan of Merger, dated July 31, 2014, by and among Ozarks, Bank of the Ozarks, Ozarks’ wholly-owned subsidiary, the Company, and Intervest National Bank, the Company’s wholly-owned subsidiary (as the same may be amended from time to time, the “Merger Agreement”), attached hereto as Exhibit (d)(1). The Merger and the Merger Agreement are described in the Company’s definitive proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 8, 2014 (the “Merger Proxy Statement”), attached hereto as Exhibit (d)(2).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Intervest Bancshares Corporation. The address of the Company’s principal executive offices is One Rockefeller Plaza, Suite 400, New York, New York 10020-2002. Its telephone number is (212) 218-2800.

(b) Securities. The information set forth under the caption “The Offer” in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Offer – Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, which is incorporated herein by reference.

Information regarding the persons who are directors, officers and/or controlling persons of the Company is set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase and is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth under the captions “Summary Term Sheet,” “Certain Significant Considerations,” and “The Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Purchases. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Company’s Securities. The information set forth under the caption “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “The Merger Agreement – Interests of Certain Intervest Executive Officers and Directors in the Merger” and “Intervest Bancshares Corporation Special Meeting of Stockholders – Voting Rights, Quorum Requirements and Vote Required” in the Merger Proxy Statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth under the caption “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth under the caption “The Offer – Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the caption “The Merger Agreement – Treatment of Intervest Equity Awards” in the Merger Proxy Statement is incorporated herein by reference.

(c) Plans. The information set forth under the caption “The Offer – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “The Merger” and “The Merger Agreement” in the Merger Proxy Statement is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth under the caption “The Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Securities Ownership. The information set forth under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “The Merger Agreement – Interests of Certain Intervest Executive Officers and Directors in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Merger Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. The information set forth under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options” in the Offer to Purchase is incorporated herein by reference. The information set forth under the captions “The Merger Agreement – Interests of Certain Intervest Executive Officers and Directors in the Merger,” “The Merger Agreement – Merger-Related Compensation for Intervest’s Named Executive Officers,” and “Security Ownership of Certain Beneficial Owners and Management” in the Merger Proxy Statement is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The Company is required to comply with federal and state securities laws and tender offer rules. The information set forth under the captions “The Offer – Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options” and “The Offer – Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information set forth under the caption “Certain Significant Considerations” in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Intervest Bancshares Corporation Common Stock, dated December 23, 2014.

(a)(1)(ii)	Form of Election to Tender Eligible Options Pursuant to the Offer to Purchase.

(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.

(a)(1)(iv)	Form of Letter to Optionholders, dated December 23, 2014.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Intervest Bancshares Corporation and Intervest National Bank, dated as of July 31, 2014, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 31, 2014.

(d)(2)	Definitive Proxy Statement of Intervest Bancshares Corporation, incorporated herein by reference to the Company’s Schedule 14A filed on December 8, 2014.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell A. Dansker
	Name:	Lowell A. Dansker
	Title:	Chairman and Chief Executive Officer

Date: December 23, 2014

Exhibit Index

Exhibit	Description

(a)(1)(i)	Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Intervest Bancshares Corporation Common Stock, dated December 23, 2014.

(a)(1)(ii)	Form of Election to Tender Eligible Options Pursuant to the Offer to Purchase.

(a)(1)(iii)	Form of Notice of Withdrawal of Previously Tendered Options.

(a)(1)(iv)	Form of Letter to Optionholders, dated December 23, 2014.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Intervest Bancshares Corporation and Intervest National Bank, dated as of July 31, 2014, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on July 31, 2014.

(d)(2)	Definitive Proxy Statement of Intervest Bancshares Corporation, incorporated herein by reference to the Company’s Schedule 14A filed on December 8, 2014.

(g)	Not applicable.

(h)	Not applicable.